UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. ____)

PSM Holdings, Inc.

(Name of Issuer)

COMMON STOCK, $0.001 PAR VALUE PER SHARE

(Title of Class of Securities)

69364D 10 6

(CUSIP Number)

Michael Margolies

1615 Congress Ave.

Suite 103

Delray Beach, Florida 33445

(212) 920-8772

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

April 1, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐ .

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	name of reporting person Michael Margolies i.r.s. identification no. of above person (entities only)
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* PF
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization United States
number of shares beneficially	7	sole voting power 2,906,620 shares
owned by each reporting person with	8	shared voting power 38,006,408 SHARES
	9	sole dispositive power 2,906,620 shares
	10	shared dispositive power 38,006,408 SHARES
11	aggregate amount beneficially owned by each reporting person 40,913,028 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 58.3%
14	type of reporting person* IN

1	name of reporting person LB Merchant PSMH-1, LLC i.r.s. identification no. of above person (entities only) ein 32-0393387
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Florida
number of shares beneficially owned by	7	sole voting power 0 shares
each reporting person with	8	shared voting power 15,466,667 shares
	9	sole dispositive power 0 shares
shared dispositive power 15,466,667 shares
11	aggregate amount beneficially owned by each reporting person 15,466,667 Shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 34.4%
14	type of reporting person* OO

1	name of reporting person LB Merchant PSMH-2, LLC i.r.s. identification no. of above person (entities only) EIN 46-4994784
2	check the appropriate box if a member of a group* (A) ☐ (B) ☐
3	sec use only
4	source of funds* WC
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e) ☐
6	citizenship or place of organization Florida
number of shares beneficially owned by	7	sole voting power 0 shares
each reporting person with	8	shared voting power 22,500,000 SHARES
	9	sole dispositive power 0 shares
	10	shared dispositive power 22,500,000 SHARES
11	aggregate amount beneficially owned by each reporting person 22,500,000 shares
12	check box if the aggregate amount in row (11) excludes certain shares*
13	percent of class represented by amount in row (11) 43.3%
14	type of reporting person* OO

ITEM 1. SECURITY AND ISSUER.

This Schedule 13D Statement relates to shares of Common Stock, $0.001 par value per share (the “Common Stock”), of PSM Holdings, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 5900 Mosteller Drive, Oklahoma City, OK 73112.

Neither the present filing nor anything contained herein shall be construed as an admission that any Reporting Person constitutes a “person” for any purpose other than for compliance with Section 13(d) of the Securities Exchange Act of 1934, as amended.

ITEM 2. IDENTITY AND BACKGROUND

This Schedule 13D Statement is hereby filed jointly by Michael Margolies, an individual, LB Merchant PSMH-1, LLC (“PSMH-1”), a Florida limited liability company, and LB Merchant PSMH-2, LLC (“PSMH-2”), a Florida limited liability company (collectively, the “Reporting Persons”).

Mr. Margolies is the managing member of PSMH-1 and PSMH-2. Due to his relationship to PSMH-1 and PSMH-2, Mr. Margolies may be deemed to have shared voting and investment power with respect to the shares of Common Stock beneficially owned by these entities.  As such, Mr. Margolies may be deemed to have shared beneficial ownership over such shares of Common Stock.  Mr. Margolies, however, disclaims beneficial ownership of such shares of Common Stock except to the extent of his pecuniary interest therein.

Mr. Margolies is also a Director of the Issuer and is a citizen of the United States.

The principal business address of each Reporting Person is 1615 Congress Avenue, Suite 103 Delray Beach, FL 33445.

During the last five years, none of the Reporting Persons (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, (ii) was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding, there was or is a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On February 4, 2013, PSMH-1 acquired 3,200 shares of Series A 6% Convertible Preferred Stock (the “Series A Preferred Shares”) at $1,000 per share for an aggregate of $3,200,000. These Series A Preferred Shares are convertible into 15,416,667 shares of Common Stock. In connection with the closing of this funding, Mr. Margolies received warrants to purchase 695,630 shares of Common Stock for no additional consideration. (These securities were issued prior to the Issuer’s registration of its Common Stock pursuant to the Securities Exchange Act of 1934, as amended, on June 28, 2013.)

On November 6, 2013, the Issuer issued 39,741 shares of Common Stock to an entity controlled by Mr. Margolies in lieu of compensation in the amount of $7,500 payable under a consulting agreement between the Issuer and such entity.

From November 18, 2013 through December 5, 2013, Mr. Margolies acquired 175,000 shares of Common Stock in open market broker transactions for an aggregate of $50,425.

On February 14, 2014, Mr. Margolies received warrants to purchase 50,000 shares of Common Stock. These warrants were issued as additional consideration for a loan of $125,000 made by Mr. Margolies to the Issuer.

On March 13, 2014, PSMH-1 received warrants to purchase 50,000 shares of Common Stock. These warrants were issued as additional consideration for a loan of $125,000 made by PSMH-1 to the Issuer.

On April 1, 2014, PSMH-2 acquired 1,800 shares of Series C 6% Convertible Preferred Stock (the “Series C Preferred Shares”) at $1,000 per share for an aggregate of $1,800,000. These Series C Preferred Shares are convertible into 22,500,000 shares of Common Stock. In connection with the closing of this funding, Mr. Margolies received warrants to purchase 1,985,990 shares of Common Stock for no additional consideration.

The personal funds of Mr. Margolies were used to purchase the shares of Common Stock owned by him. The funds of PSMH-1 and PSMH-2 paid to the Issuer in exchange for the Series A Preferred Shares and the Series C Preferred Shares, and the warrants constituted the working capital of the each entity derived from investment in such entities by Mr. Margolies and third parties.  None of the funds was borrowed by the Reporting Persons.

ITEM 4. PURPOSE OF TRANSACTION

Except as disclosed below, the Reporting Persons have acquired beneficial ownership of the securities for investment purposes and will evaluate their investment in the securities on a continual basis.  The Reporting Persons have no plans or proposals that would relate to or would result in: the acquisition of additional securities of the Issuer or the disposition of presently-owned securities of the Issuer; any extraordinary corporate transaction involving the Issuer; a sale or transfer of a material amount of assets of the Issuer; any material change in the present capitalization or dividend policy of the Issuer; any material change in the operating policies or corporate structure of the Issuer; any change in the Issuer's charter or by-laws; the Shares of the Issuer ceasing to be authorized to be quoted in the over-the-counter market; or causing the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934.  The Reporting Persons, however, reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

In connection with the purchase of the Series A Preferred Shares, two persons, including Mr. Margolies, were appointed to the board of directors of the Issuer, and one person was appointed to the Compensation Committee.  The Certificate of Designations, Preferences and Rights for the Series A 6% Convertible Preferred Stock, as amended, and the Certificate of Designations, Preferences and Rights for the Series C 6% Convertible Preferred Stock provide that the holders of the Series A and Series C Preferred Shares are entitled as a joint class to elect two of the five directors, or upon an event of default, to require an increase in the number of directors to seven persons and to elect four of the directors. The directors elected by the Series A and Series C Preferred Shares are entitled to appoint one member of the Compensation Committee and, through August 2014, to designate the appointment of the Company’s Chief Financial Officer and the Chief Operating Officer. The Reporting Persons have no rights to appoint additional or different members to the board of directors of the Issuer and have no plans or proposals to do so or to change the number or terms of directors or to fill any existing vacancies on the board of the issuer. The holders of the Series A and Series C Preferred Shares have the right to vote the shares on an as-converted basis with the Common Stock for the election of directors and other matters, except as limited in the certificates of designations for each series.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Pursuant to Rule 13d-3(a), at the close of business on April 1, 2014, the Issuer had 29,468,259 shares of Common Stock issued and outstanding as reported in the Issuer’s quarterly report on Form 10-Q for the quarter ended December 31, 2013, filed with the Commission on February 19, 2014.  Of the total shares beneficially owned by the Reporting Persons, (i) Mr. Margolies beneficially owns 40,913,028 shares of Common Stock (consisting of 175,000 shares owned by him; 39,741 shares owned by him; 2,731,620 shares issuable upon exercise of outstanding warrants held by him: 15,416,667 shares issuable upon conversion of 3,200 Series A Preferred Shares owned by PSMH-1; 50,000 shares issuable upon exercise of outstanding warrants held by PSMH-1; and 22,500,000 shares issuable upon conversion of Series C Preferred Shares held by PSMH-2), which constitutes approximately 58.3% of the outstanding shares; (ii) PSMH-1 beneficially owns 15,466,667 (consisting of 15,416,667 shares issuable upon conversion of Series A Preferred shares owned by it and 50,000 shares issuable upon exercise of warrants owned by it), which constitutes approximately 34.4% of the outstanding shares; and (iii) PSMH-2 beneficially owns 22,500,000 shares of Common Stock (consisting of shares issuable upon conversion of 1,800 Series C Shares owned by it), which constitutes approximately 43.3% of the outstanding shares.   Mr. Margolies shares beneficial ownership of 39,741 shares with an entity controlled by him, 15,466,667 shares with PSMH-1 and 22,500,000 shares with PSMH-2. The Reporting Persons have not effected any transactions in the Common Stock during the past 60 days, except as described in this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

In connection with the acquisition of the Series A Preferred Shares, PSMH-1 entered into the Stock Purchase Agreement dated February 4, 2013, with the Issuer (the “SPA #1”). This agreement was subsequently amended on April 1, 2014. The voting rights of the Series A Preferred Shares were established in the Certificate of Designations, Preferences and Rights of the Series A 6% Convertible Preferred Stock, as amended on April 1, 2014. As the managing member of PSMH-1, Mr. Margolies shares with PSMH-1 the voting power and the investment power over the Series A Preferred Shares acquired at the closing of the SPA #1. In connection with this closing, Mr. Margolies received warrants to purchase 695,630 shares of Common Stock.

On February 5, 2013, the Issuer entered into a consulting agreement with LB Consulting, LLC, an entity controlled by Mr. Margolies. On November 6, 2013, the Issuer awarded 39,741 shares of Common Stock to this entity in lieu of fees payable.

Effective February 12, 2014, the Issuer entered into a short-term Loan Agreement dated February 10, 2014, with Mr. Margolies and others, pursuant to which Mr. Margolies loaned $125,000 to the Issuer and received warrants to purchase 50,000 shares of Common Stock.

On March 13, 2014, the Issuer entered into a Loan Agreement with PSMH-1, pursuant to which PSMH-1 loaned $500,000 to the Issuer and received warrants to purchase 50,000 shares of Common Stock.

In connection with the acquisition of the Series C Preferred Shares, PSMH-2 entered into the Stock Purchase Agreement dated April 1, 2014, with the Issuer (the “SPA #2”). The voting rights of the Series C Preferred Shares were established in the Certificate of Designations, Preferences and Rights of the Series C 6% Convertible Preferred Stock. As the managing member of PSMH-2, Mr. Margolies shares with PSMH-2 the voting power and the investment power over the Series C Preferred Shares acquired at the closing of the SPA #2. In connection with this closing, Mr. Margolies received warrants to purchase 1,985,990 shares of Common Stock.

ITEM 7. MATERIALS TO BE FILED AS EXHIBITS.

	Incorporated by Reference				Filed
Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Herewith
Joint Filing Undertaking					Exhibit A
Certificate of Designations, Preferences, and Rights of Series C 6% Convertible Preferred Stock of the Company	8-K	000-54988	3.1	4/3/14
Certificate of Designations of Series A Convertible Preferred Stock of the Company	8-K	333-151807	3.1	2/7/13
Amended and Restated Certificate of Designations, Preferences, and Rights of Series A 6% Convertible Preferred Stock	8-K	000-54988	3.3	4/3/14
Stock Purchase Agreement dated April 1, 2014	8-K	000-54988	10.1	4/3/14
Form of Common Stock Purchase Warrant dated April 1, 2014, with list of Warrant Holders	8-K	000-54988	10.2	4/3/14
Stock Purchase Agreement dated February 4, 2013	8-K	333-151807	99.1	2/7/13

					Filed
Exhibit Description	Form	File No.	Exhibit No.	Filing Date	Herewith
Amendment and Waiver dated April 1, 2014, to Stock Purchase Agreement dated February 4, 2013	8-K	000-54988	10.3	4/3/14
Form of Warrant Dated February 5, 2013	8-K	333-151807	99.2	2/7/13
Form of Amendment No. 1 dated April 1, 2014, to Common Stock Purchase Warrant dated February 5, 2013, with list of Warrant Holders	8-K	000-54988	10.4	4/3/14
Loan Agreement dated February 10, 2014	8-K	000-54988	99.1	2/19/14
Form of 10% Convertible Promissory Note dated February 10, 2014	8-K	000-54988	99.2	2/19/14
Form of Warrants dated February 10, 2014	8-K	000-54988	99.3	2/19/14
Loan Agreement dated March 13, 2014					Exhibit B
Form of 10% Convertible Promissory Note dated March 13, 2014					Exhibit C
Form of Warrants dated March 13, 2014					Exhibit D
Independent Contactor Agreement dated February 5, 2013, with LB Consulting LLC	8-K	333-151807	99.2	2/13/13

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 10, 2014	/s/ Michael Margolies
Michael Margolies

LB Merchant PSMH-1, LLC

Dated: April 10, 2014	By:	/s/ Michael Margolies
Michael Margolies, Managing Member

LB Merchant PSMH-2, LLC

Dated: April 10, 2014	By:	/s/ Michael Margolies
Michael Margolies, Managing Member

EXHIBIT A

JOINT FILING UNDERTAKING

Each of the undersigned, being duly authorized thereunto, hereby executes this agreement as an exhibit to this Schedule 13D with respect to the Common Shares of PSM Holdings, Inc. to evidence the agreement of the below-named parties, in accordance with the rules promulgated pursuant to the Securities Exchange Act of 1934, as amended, to file this Schedule 13D jointly on behalf of each such party.

April 10, 2014
(Date)

/s/ Michael Margolies
Michael Margolies

LB Merchant PSMH-1, LLC /s/ Michael Margolies
Name: Michael Margolies
Title: Authorized Signatory
LB Merchant PSMH-2, LLC /s/ Michael Margolies
Name: Michael Margolies
Title: Authorized Signatory

EXHIBIT B

LOAN AGREEMENT DATED MARCH 13, 2014

SHORt term LOAN AGREEMENT

This Loan Agreement (the “Agreement”) dated March 12, 2014, is by, between, and among PSM Holdings, Inc., a Delaware corporation (the “Borrower”), on the one hand, and LB MERCHANT PSMH-1, LLC (the “Lender”), on the other hand.

Recitals:

WHEREAS, the Borrower is the parent company of PrimeSource Mortgage, Inc., a Delaware corporation engaged in the mortgage banking and brokerage business; and

WHEREAS, the Lender is an investor in Borrower and wants to provide Borrower with loan to meet its short-term capital needs for operating expenses for the Borrower and its operating subsidiary; and

WHEREAS, Borrower has indicated that it would like to borrow $500,000 and Lender has committed to loan the funds less fees and expenses of $20,000.

THEREFORE, in consideration of the foregoing recitals, mutual covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as set forth below.

1.     Principal Loan Amount. Upon receipt of funds, Borrower promises to unconditionally pay to the order of Lender, the principal amount of Five Hundred Thousand Dollars ($500,000), or the actual amount funded, (the “Loan Amount”), together with interest pursuant to this Loan Agreement and the corresponding promissory note documenting the Loan Amount. Lender shall wire or otherwise deliver the Loan Amount to Borrower in one or more advances, with first of such advance being $300,00 on or before 5:00 pm EST on March 13, 2014. Repayment of the Loan Amount shall be subject to the terms and conditions of the 10% Convertible Promissory Notes, the form of which is attached hereto as Exhibit A (the “Note”), to be issued to Lender upon receipt of funds.

2.     Interest Rate. The rate of simple interest for the Loan Amount shall be TEN PERCENT (10%) per annum and will be due as provided in the Note.

3.     Warrants. For each $0.80 loaned to the Borrower, Lender shall receive FOUR-TENTHS (0.4) of one warrant to purchase shares of common stock of the Borrower (the “Common Stock”) as set forth in the form of the warrant certificate attached hereto as Exhibit B (the “Warrants”). The Warrants will be issued as directed by the Lender per Exhibit A.

4.     Registration Rights. The Borrower hereby grants the following registration rights to the Lender:

4.1     Piggyback Registration Rights.

4.1.1     Right to Piggyback. If the Borrower proposes to undertake an offering of shares of its Common Stock for its account or for the account of other stockholders and the registration form to be used for such offering (a “Piggyback Registration”) may be used for the registration of the shares of Common Stock issuable upon exercise of the Warrants (the “Registerable Securities”), the Borrower will give prompt written notice to all holders of Registerable Securities (each a “Holder”) of its intention to effect such a registration (each, a “Piggyback Notice”) and, subject to Sections 4.1.2 and 4.1.3 hereof, the Borrower will use its best efforts to cause to be included in such registration all Registerable Securities with respect to which the Borrower has received written requests for inclusion therein within 20 days after the date of sending the Piggyback Notice. The Lender shall be provided one opportunity only to include the Registerable Securities in a Piggyback Registration.

4.1.2     Priority on Primary Registrations. If a Piggyback Registration is an underwritten primary registration on behalf of the Borrower, and the managing underwriters advise the Borrower in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can be sold in an orderly manner within a price range acceptable to the Borrower, the Borrower will include in such registration (a) first, the securities the Borrower proposes to sell and (b) second, the Registerable Securities requested to be included in such registration and any other securities requested to be included in such registration that are held by Persons other than the Holders of Registerable Securities pursuant to registration rights, pro rata among the Holders of Registerable Securities and the Holders of such other securities requesting such registration on the basis of the number of shares of such securities owned by each such Holder.

4.1.3     Priority on Secondary Registrations. If a Piggyback Registration is an underwritten secondary registration on behalf of Holders of the Borrower’s securities other than the Holders of Registerable Securities (the “Other Holders”), and the managing underwriters advise the Borrower in writing that in their opinion the number of securities requested to be included in such registration exceeds the number that can be sold in a orderly manner in such offering within a price range acceptable to the Other Holders requesting such registration, the Borrower will include in such registration (a) first, the securities requested to be included therein by the Other Holders requesting such registration and (b) second, the Registerable Securities requested be include in such resignation hereunder, pro rata amount the Holders of Registerable Securities requesting such registration on the basis of the number of shares of such securities owned by each such Holder.

4.1.4     Selection of Underwriters. In the case of an underwritten Piggyback Registration, the Borrower will have the right to select the investment banker(s) and managers(s) to administer the offering.

4.2     Registration Procedures.

4.2.1     Registration. The Borrower will use its reasonable best efforts to effect the registration of such Registerable Securities in accordance with the intended method of disposition thereof, and pursuant thereto the Borrower will as expeditiously as possible:

a.     Registration Statement. Prepare and file with the Securities and Exchange Commission (the “SEC”) a registration statement with respect to such Registerable Securities and use its reasonable best efforts to cause such registration statement to become effective.

b.     Amendments and Supplements. Promptly prepare and file with the SEC such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective for the period required by the intended method of disposition and the terms of this Agreement and comply with the provisions of the Securities Act of 1933, as amended (the “Securities Act”) with respect to the disposition of all securities covered by such registration statement during such period in accordance with the intended methods of disposition by the sellers thereof set forth in such registration statement.

c.     Provisions of Copies. Promptly furnished to each seller of Registerable Securities the number of copies of such registration statement, each amendment and supplement thereto, the prospectus included in such registration statement (including each preliminary prospectus) and such other documents as such seller may reasonably request in order to facilitate the disposition of the Registerable Securities owned by such seller.

d.     Blue Sky Laws. Use its reasonable best efforts to register or qualify such Registerable Securities under the securities or blue sky laws of such jurisdictions as any seller reasonably requests and do any and all other acts and things which may be reasonably necessary or advisable to enable such seller to consummate the disposition in such jurisdictions of the Registerable Securities owned by such seller, provided, that the Borrower will not be required to (a) qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify but for this subsection; (b) subject itself to taxation in any such jurisdiction; or (c) consent to general service of process in any such jurisdiction.

e.     Prospectus Updating. Promptly notify each seller of such Registerable Shares when a prospectus relating thereto is required to be delivered under the Securities Act, of the happening of any of the following events (i) the occurrence of one or more event which, individually or together, represents a fundamental change in the information contained in the prospectus included with such registration statement; (ii) any material addition or change on the plan of distribution; or (iii) any event which would cause the information in the prospectus included in such registration statement to contain an untrue statement of a material fact or omit any material fact necessary to make the statements therein not misleading. In such event, at the request of any such seller, the Borrower will promptly prepare a supplement or amendment to such prospectus.

f.     Due Diligence. Make available for inspection by any underwriter participating in any disposition pursuant to such registration statement and any attorney, accountant or other agent retained by any such underwriter, all financial and other records, pertinent corporate documents and properties of the Borrower, and cause the Borrower’s officers, directors, employees and independent accountants to supply all information reasonably requested by any such underwriter, attorney, accountant or agent in connection with such registration statement.

g.     Deemed Underwriters or Controlling Persons. Permit any Holder of Registerable Securities which Holder, in such Holder’s reasonable judgment, might be deemed to be an underwriter or a controlling person of the Borrower, to participate in the preparation of such registration or comparable statement and to require the insertion therein of material in form and substance satisfactory to such Holder and to the Borrower and furnished to the Borrower in writing, which in the reasonable judgment of such Holder and its counsel should be included.

h.     Stop Orders. Promptly notify Holders of the Registerable Securities of the threat of issuance by the SEC of any stop order suspending the effectiveness of the registration statement or the initiation of any proceeding for that purpose, and make every reasonable effort to prevent the entry of any order suspending the effectiveness of the registration statement. In the event of the issuance of any stop order suspending the effectiveness of a registration statement, or of any order suspending or preventing the use of any related prospectus or suspending the qualification of any Registerable Securities included in such registration statement for sale in any jurisdiction, the Borrower will use its reasonable best efforts promptly to obtain the withdrawal of such order.

4.2.2     Further Information. The Borrower may require each Holder of Registerable Securities to furnish to the Borrower in writing such information regarding the proposed distribution by such Holder as the Borrower may from time to time reasonably request.

4.2.3     Notice to Suspend Offers and Sales. Each Holder severally agrees that, upon receipt of any notice from the Borrower of the happening of any event of the kind described in Sections 4.2.1(e) and (h) hereof, such Holder will forthwith discontinue disposition of shares of Common Stock pursuant to a registration hereunder until receipt of the copies of an appropriate supplement or amendment to the prospectus under Section 4.2.1(e) or until the withdrawal of such order under Section 4.2.1(h).

4.2.4     Reference to Holders. If any such registration or comparable statement refers to any Holder by name or otherwise as the Holder of any securities of the Borrower and if, in the Holder’s reasonable judgment, such Holder is or might be deemed to be a controlling person of the Borrower, such Holder shall have the right to require (a) the insertion therein of language in form and substance satisfactory to such Holder and the Borrower and presented to the Borrower in writing, to the effect that the holding by such Holder of such securities is not to be construed as a recommendation by such Holder of the investment quality of the Borrower’s securities covered thereby and that such holdings do not imply that such Holder will assist in meeting any future financial requirements of the Borrower, or (b) in the event that such reference to such Holder by name or otherwise is not required by the Securities Act or any similar Federal statute then in force, the deletion of the reference to such Holder, provided that with respect to this clause (b) such Holder shall furnish to the Borrower an opinion of counsel to such effect, which opinion and counsel shall be reasonably satisfactory to the Borrower.

4.3     Registration Expenses.

4.3.1     Expense Borne by Borrower. Except as specifically otherwise provided in Section 4.3.2, the Borrower will be responsible for payment of all expenses incident to any registration hereunder, including, without limitation, all registration and filing fees, fees and expenses of compliance with securities or blue sky laws, printing expenses, messenger and delivery expenses, road show expenses, advertising expenses and fees and disbursements of counsel for the Borrower and all independent certified public accountants and other Persons retained by the Borrower in connection with such registration.

4.3.2     Expense Borne by Selling Security Holders. Each Holder will be responsible for payment of his own legal fees (if he retains legal counsel separate from that of the Borrower), underwriting fees and brokerage discounts, commissions and other sales expenses incident to any registration hereunder.

5.     Representations of the Lender. The Lender represents and warrants to the Borrower as set forth below.

5.1     Accredited Investor. The Lender is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated by the SEC.

5.2     Restricted Securities. The Lender understands that neither the Note nor the Warrants (collectively the “Securities”) has been registered pursuant to the Securities Act, or any state securities act, and thus are "restricted securities" as defined in Rule 144 promulgated by the SEC. Accordingly, the Lender hereby acknowledges that he is prepared to hold the Securities for an indefinite period.

5.3     Investment Purpose. Other than as detailed on Exhibit A, the Lender acknowledges that the Securities are being purchased for its own account, for investment, and not with the present view towards the distribution, assignment, or resale to others or fractionalization in whole or in part. The Lender further acknowledges that no other person has or will have a direct or indirect beneficial or pecuniary interest in the Securities.

5.4     Limitations on Resale; Restrictive Legend. The Lender acknowledges that he will not sell, assign, hypothecate, or otherwise transfer any rights to, or any interest in, the Securities except (i) pursuant to an effective registration statement under the Securities Act, or (ii) in any other transaction which, in the opinion of counsel acceptable to the Borrower, is exempt from registration under the Securities Act, or the rules and regulations of the SEC thereunder. The Lender also acknowledges that an appropriate legend will be placed upon the Note and the Warrants stating that the Securities have not been registered under the Securities Act and setting forth or referring to the restrictions on transferability and sale thereof.

5.5     Information. The Lender has been furnished (i) with all requested materials relating to the business, finances, and operations of the Borrower; (ii) with information deemed material to making an informed investment decision; and (iii) with additional requested information necessary to verify the accuracy of any documents furnished to the Lender by the Borrower. Such person has been afforded the opportunity to ask questions of the Borrower and its management and to receive answers concerning the terms and conditions of this transaction.

5.6     Documents. The Lender has received or had reasonable access to: (i) the Borrowers most recent annual report on Form 10-K for the year ended June 30, 2013; and (ii) each other periodic or other report filed by the Borrower with the SEC since the filing of such annual report. Such person has relied upon the information contained therein and has not been furnished any other documents, literature, memorandum, or prospectus.

5.7     Knowledge and Experience in Business and Financial Matters. The Lender has such knowledge and experience in business and financial matters that he is capable of evaluating the risks of the prospective investment, and that the financial capacity of such party is of such proportion that the person’s proportion of the Loan Amount would not be material when compared with his total financial capacity.

6.     Miscellaneous Provisions.

6.1     Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing (including electronic format) and shall be effective (i) upon delivery in person (including by reputable express courier service) at the address set forth below; (ii) upon delivery by facsimile (as verified by a printout showing satisfactory transmission) at the facsimile number designated below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); (iii) by electronic mail (as verified by a printout showing satisfactory transmission) at the electronic mail address set forth below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); or (iv) upon three business days after mailing with the United States Postal Service if mailed from and to a location within the continental United States by registered or certified mail, return receipt requested, addressed to the address set forth below. Any party hereto may from time to time change its physical or electronic address or facsimile number for notices by giving notice of such changed address or number to the other party hereto in accordance herewith.

If to Borrower at:	PSM Holdings, Inc.
5900 Mosteller Drive, #11
Oklahoma City, OK 73112
Attention: Jeffrey R. Smith, Executive Vice-President
Facsimile No.: (405) 753-1904
Email Address: jsmith@wewalkyouhome.com

With a copy (which shall not constitute notice) to:	Ronald N. Vance
The Law Office of Ronald N. Vance & Associates, P.C.
1656 Reunion Avenue
Suite 250
South Jordan, UT 84095
Facsimile No. (801) 446-8803
Email Address: ron@vancelaw.us

If to Lender at:	c/o LB MERCHANT PSMH-1, LLC
1615 South Congress Avenue, Suite 103
Delray Beach , FL 33445
Facsimile No.:
Email Address: ld@littlebanc.com

6.2     Attorneys’ Fees. If any legal action or other proceeding is brought for the enforcement of this Agreement, or because of an alleged dispute, breach, default, or misrepresentation in connection with any of the provisions of this Agreement, the successful or prevailing party or parties will be entitled to recover reasonable attorneys’ fees and other costs incurred in that action or proceeding, in addition to any other relief to which it or he may be entitled.

6.3     Entire Agreement; Modification; Waiver. This Agreement constitutes the entire agreement between or among the parties pertaining to the subject matter contained in it and supersedes all prior and contemporaneous agreements, representations, and understandings of the parties. No supplement, modification, or amendment of this Agreement will be binding unless executed in writing by all the parties or the applicable parties to be bound by such amendment. No waiver of any of the provisions of this Agreement will constitute a waiver of any other provision, whether or not similar, nor will any waiver constitute a continuing waiver. No waiver will be binding unless executed in writing by the party making the waiver.

6.4     Survival of Covenants, Etc. All covenants, representations and warranties made herein shall survive the making of this Agreement and shall continue in full force and effect for a period of two years from the termination date of this Agreement, at the end of which period no claim may be made with respect to any such covenant, representation, or warranty unless such claim shall have been asserted in writing to the violating party during such period.

6.5     Binding on Successors. This Agreement will be binding on, and will inure to the benefit of, the parties to it and their respective successors, and assigns.

6.6     Governing Law and Venue. This Agreement and the rights and duties of the parties hereto shall be construed and determined in accordance with the laws of the State of Oklahoma (without giving effect to any choice or conflict of law provisions), and any and all actions to enforce the provisions of this Agreement shall be brought in a court of competent jurisdiction in the State of Oklahoma and in no other place.

6.7     Rights Are Cumulative. The rights and remedies granted to the parties hereunder shall be in addition to and cumulative of any other rights or remedies either may have under any document or documents executed in connection herewith or available under applicable law. No delay or failure on the part of a party in the exercise of any power or right shall operate as a waiver thereof nor as an acquiescence in any default nor shall any single or partial exercise of any power or right preclude any other or further exercise thereof or the exercise of any other power or right.

6.8     Severability. If any provision of this Agreement is held invalid or unenforceable by any court of final jurisdiction, it is the intent of the parties that all other provisions of this Agreement be construed to remain fully valid, enforceable, and binding on the parties if the essential terms and conditions of this Agreement for each party remain valid, binding and enforceable.

6.9     Drafting. This Agreement was drafted with the joint participation of the parties and/or their legal counsel. Any ambiguity contained in this Agreement shall not be construed against any party as the draftsman, but this Agreement shall be construed in accordance with its fair meaning.

6.10     Headings. The descriptive headings of the various paragraphs or parts of this Agreement are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

6.11     Number and Gender. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine, or the neuter gender shall include the masculine, feminine, and neuter.

6.12     Counterparts; Facsimile Execution. This Agreement may be executed in any number of counterparts and all such counterparts taken together shall be deemed to constitute one instrument. Delivery of an executed counterpart of this Agreement by facsimile or email shall be equally as effective as delivery of a manually executed counterpart of this Agreement. Any party delivering an executed counterpart of this Agreement by facsimile or email also shall deliver a manually executed counterpart of this Agreement, but the failure to deliver a manually executed counterpart shall not affect the validity, enforceability, or binding effect of this Agreement.

6.13     Exhibits. Each of the exhibits referenced in this Agreement is annexed hereto and is incorporated herein by this reference and expressly made a part hereof.

6.14     Full Knowledge. By their signatures, the parties acknowledge that they have carefully read and fully understand the terms and conditions of this Agreement, that each party has had the benefit of counsel, or has been advised to obtain counsel, and that each party has freely agreed to be bound by the terms and conditions of this Agreement.

SIGNATURE PAGE FOLLOWS

SIGNATURE PAGE

IN WITNESS WHEREOF, each of the undersigned has executed this Loan Agreement the respective day and year set forth below:

BORROWER:	PSM Holdings, Inc.

Date: March 13, 2014	By	/s/ Jeffrey R. Smith
Jeffrey R. Smith, Executive Vice-President

LENDER:

Date: March 13, 2014	LB MERCHANT PSMH-1 LLC /s/ Michael Margolies
By: Michael Margolies, President

Exhibit A

Name	Amount Loaned	No. of Warrants
LB MERCHANT PSMH-1, LLC	$ 500,000	50,000
Citizens State Bank		200,000
Jeffrey Smith		50,000

TOTAL	$ 500,000	250,000

Exhibit B

Promissory Note

SEE ATTACHED

Exhibit C

Warrant Certificate

SEE ATTACHED

EXHIBIT C

10% CONVERTIBLE PROMISSORY NOTE DATED MARCH 13, 2014

THIS NOTE HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS. IT MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND REGISTRATION OR QUALIFICATION UNDER ANY APPLICABLE STATE SECURITIES LAWS OR (B) AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE BORROWER THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED PURSUANT TO AN EXEMPTION UNDER SUCH ACT AND SECURITIES LAWS.

PSM HOLDINGS, INC.

(A DELAWARE CORPORATION)

10% CONVERTIBLE PROMISSORY NOTE

$500,000	March 13, 2014
Oklahoma City, Oklahoma

FOR VALUE RECEIVED, PSM HOLDINGS, INC. (the “Borrower”), hereby unconditionally promises to pay to the order of LB MERCHANT PSMH-1, LLC (the “Holder”), the principal sum of Five Hundred Thousand U.S. Dollars (the “Principal Amount”), together with accrued and unpaid interest thereon (as provided below).

This 10% Convertible Promissory Note (the “Note”) is made by the Borrower in favor of Lender for purposes of providing ongoing working capital funding to Borrower and its operating subsidiary.

This Note in the aggregate principal amount of $500,000, (the “Note”), made by the Company in favor of LB MERCHANT PSMH-1, LLC (the “Lender”), issued by the Company pursuant to the terms of a Loan Agreement between the Borrower and the Lender dated March 13, 2014 (the “Loan Agreement”).

In no event shall any interest charged, collected or reserved under this Note exceed the maximum rate then permitted by applicable law and if any such payment is paid by the Company, then such excess sum shall be credited by the Holder as a payment of principal.

1.     Interest Rate and Repayment of Principal Amount. The Principal Amount outstanding under this Note shall accrue interest at the rate of TEN PERCENT (10%) per annum beginning on March 13, 2014 (“Issuance Date”). Interest shall be calculated on the basis of a year of 365 days applied to the actual days on which there exists an unpaid balance under this Note. The Principal Amount and all then-accrued and unpaid interest shall be payable on July 13, 2015 (the “Maturity Date”).

2.     Repayment Extension. If any payment of principal or interest shall be due on a Saturday, Sunday or any other day on which banking institutions in the State of Oklahoma are required or permitted to be closed, such payment shall be made on the next succeeding business day and such extension of time shall be included in computing interest under this Note.

3.     Manner and Application of Payments. All payments due hereunder shall be paid in lawful money of the United States of America which shall be legal tender in payment of all debts and dues, public and private, in immediately available funds, without offset, deduction or recoupment. Any payment by check or draft shall be subject to the condition that any receipt issued therefor shall be ineffective unless the amount due is actually received by the Holder. Each payment shall be applied first to the payment of any and all costs, fees and expenses incurred by or payable to the Holder in connection with the collection or enforcement of this Note, second to the payment of all unpaid late charges (if any), third, to the payment of all accrued and unpaid interest hereunder and fourth, to the payment of the unpaid Principal Amount, or in any other manner which the Holder may, in its sole discretion, elect from time to time.

4.     NOT USED

5.     Prepayment Penalty. Borrower shall be allowed to prepay the note without penalty.

6.     Events of Default; Remedies.

(a)     Events of Default. Each of the following events shall constitute an “Event of Default” under this Note if such event has not been cured within 15 days of written notice of such event to the Borrower: (i) failure of the Borrower to pay any principal or other amount due hereunder when due, or failure of the Borrower to comply with the other terms, covenants or conditions contained in this Note; (ii) the commencement, whether voluntary or involuntary, of a case under the laws of the United States, or any other proceeding or action seeking reorganization, liquidation, dissolution or other relief under bankruptcy or insolvency statutes or similar laws, or the appointment of a receiver, trustee or custodian for the Borrower or all or a material portion of the Borrower’s assets or property; or (iii) the dissolution, liquidation, or winding-up of the Borrower. Notwithstanding the foregoing, a merger or consolidation approved in advance in writing by the Holder with a company that assumes responsibility for all obligations of the Borrower under this Note, and is approved in writing in advance of such event by the Holder, shall not constitute an Event of Default.

(b)     Remedies. Upon the occurrence of an Event of Default, and without demand or notice of any kind: (i) all outstanding amounts under this Note (including the outstanding Principal Amount plus any accrued and unpaid interest less any principal payments previously made) shall become immediately due and payable; and (ii) the Holder may exercise any and all rights and remedies available to it at law, in equity or otherwise.

(c)     Remedies Cumulative. Each right, power and remedy of the Holder hereunder shall be cumulative and concurrent, and the exercise or beginning of the exercise of any one or more of them shall not preclude the simultaneous or later exercise by the Holder of any or all such other rights, powers or remedies. No failure or delay by the Holder to insist upon the strict performance of any one or more provisions of this Note or to exercise any right, power or remedy consequent upon a breach thereof or default hereunder shall constitute a waiver thereof or preclude the Holder from exercising any such right, power or remedy. By accepting full or partial payment after the due date of any amount of principal of or interest on this Note, or other amounts payable on demand, the Holder shall not be deemed to have waived the right either to require prompt payment when due and payable of all other amounts of principal of or interest on this Note or other amounts payable on demand, or to exercise any rights and remedies available to it in order to collect all such other amounts due and payable under this Note.

(d)     Costs of Collection. If this Note is placed in the hands of an attorney for collection following the occurrence of an Event of Default hereunder, the Borrower agrees to pay to the Holder upon demand all reasonable costs and expenses, including, without limitation, all reasonable attorneys’ fees and court costs incurred by the Holder in connection with the enforcement or collection of this Note (whether or not any action has been commenced by the Holder to enforce or collect this Note) or in successfully defending any counterclaim or other legal proceeding brought by the Borrower contesting the Holder’s right to collect the outstanding Principal Amount and/or interest thereon. The obligation of the Borrower to pay all such costs and expenses shall not be merged into any judgment by confession against the Borrower. All of such costs and expenses shall bear interest at the higher of the rate of interest provided herein from the date of payment by the Holder until repaid in full.

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7.     Subsequent Holders. This Note is not transferrable, in whole or in part, by its holder, except with the written consent of the Borrower, which consent shall not be unreasonably withheld. In the event that any holder of this Note transfers this Note for value, the Borrower agrees that except with respect to subsequent holders with actual knowledge of a claim or defense, no subsequent holder of this Note shall be subject to any claims or defenses which Borrower may have against a prior holder (which claims or defenses are not waived as to prior holders), all of which are waived as to the subsequent holder, and that all such subsequent holders shall have all of the rights of a holder in due course with respect to the Borrower even though the subsequent holder may not qualify, under applicable law, absent this paragraph, as a holder in due course.

8.     Miscellaneous.

(a)     Notices. Any notice, demand, request, waiver or other communication required or permitted to be given hereunder shall be in writing (including electronic format) and shall be effective (i) upon delivery in person (including by reputable express courier service) at the address set forth below; (ii) upon delivery by facsimile (as verified by a printout showing satisfactory transmission) at the facsimile number designated below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); (iii) by electronic mail (as verified by a printout showing satisfactory transmission) at the electronic mail address set forth below (if sent on a business day during normal business hours where such notice is to be received and if not, on the first business day following such delivery where such notice is to be received); or (iv) upon three business days after mailing with the United States Postal Service if mailed from and to a location within the continental United States by registered or certified mail, return receipt requested, addressed to the address set forth below. Any party hereto may from time to time change its physical or electronic address or facsimile number for notices by giving notice of such changed address or number to the other party hereto in accordance herewith.

If to Borrower at:	PSM Holdings, Inc.
5900 Mosteller Drive, #11
Oklahoma City, OK 73112
Attention: Jeffrey R. Smith, Executive Vice-President
Facsimile No.: (405) 753-1904
Email Address: jsmith@wewalkyouhome.com

With a copy (which shall not constitute notice) to:	Ronald N. Vance
The Law Office of Ronald N. Vance & Associates, P.C.
1656 Reunion Avenue
Suite 250
South Jordan, UT 84095
Facsimile No. (801) 446-8803
Email Address: ron@vancelaw.us

If to Holder at the contact information set forth on the Signature Page hereof.

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(b)     Governing Law and Venue. This Note and the rights and duties of the parties hereto shall be construed and determined in accordance with the laws of the State of Oklahoma (without giving effect to any choice or conflict of law provisions), and any and all actions to enforce the provisions of this Note shall be brought in a court of competent jurisdiction in the State of Oklahoma and in no other place.

(c)     Severability. If any provision of this Note is held invalid or unenforceable by any court of final jurisdiction, it is the intent of the parties that all other provisions of this Note be construed to remain fully valid, enforceable, and binding on the parties if the essential terms and conditions of this Note for each party remain valid, binding and enforceable.

(d)     Headings. The descriptive headings of the various paragraphs or parts of this Note are for convenience only and shall not affect the meaning or construction of any of the provisions hereof.

(e)     Number and Gender. Wherever from the context it appears appropriate, each term stated in either the singular or the plural shall include the singular and the plural, and pronouns stated in either the masculine, the feminine, or the neuter gender shall include the masculine, feminine, and neuter.

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SIGNATURE PAGE TO NOTE

IN WITNESS WHEREOF, the undersigned has executed this Note as of the Issuance Date.

PSM HOLDINGS, INC.

By:/s/ Jeffrey R. Smith
      Jeffrey R. Smith, Executive Vice-President

HOLDER:

Notice address:

1615 South Congress Avenue, Ste. 103

Delray Beach, FL 33445

Telephone:     (561) 948-0986

E-mail:           Michael Margolies (mm@littlebanc.com)

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EXHIBIT D

WARRANTS DATED MARCH 13, 2014

THESE WARRANTS HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR REGISTERED OR QUALIFIED UNDER ANY APPLICABLE STATE SECURITIES LAWS. NO WARRANTS MAY NOT BE SOLD, OFFERED FOR SALE, PLEDGED OR HYPOTHECATED IN THE ABSENCE OF (A) AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933, AS AMENDED, AND REGISTRATION OR QUALIFICATION UNDER ANY APPLICABLE STATE SECURITIES LAWS OR (B) AN OPINION OF COUNSEL IN FORM AND SUBSTANCE SATISFACTORY TO THE BORROWER THAT SUCH REGISTRATION AND QUALIFICATION ARE NOT REQUIRED PURSUANT TO AN EXEMPTION UNDER SUCH ACT AND SECURITIES LAWS.

PSM Holdings, Inc.

(A DELAWARE CORPORATION)

COMMON STOCK PURCHASE WARRANT

CERTIFICATE NUMBER: W2014-7	200,000 WARRANTS

This certifies that for value received, Citizens State Bank or registered assigns (the “Registered Owner”), is the owner of Two Hundred Thousand (200,000) common stock purchase warrants (the “Warrants”), each of which Warrants entitles the Registered Owner to purchase at any time during the period expiring at 5:00 P.M. Eastern Time on March 13, 2019, (the “Exercise Period”) one fully paid and non-assessable share of common stock, par value $0.001 per share (the “Common Stock”), of PSM Holdings, Inc., a Delaware corporation (the “Company”), upon payment of the exercise price of $0.40 per share (the “Exercise Price”); provided, however, that the number of shares of the Common Stock purchasable upon exercise of each Warrant may be increased or reduced and the Exercise Price adjusted in the event of certain contingencies described below. This is one of a series of Warrants up to a maximum of 300,000 Warrants.

By acceptance of this Warrant Certificate, the Registered Owner agrees to the following terms and conditions:

1.     Method of Exercise and Payment.

a.     This Warrant may be exercised by delivery of this Warrant Certificate and the duly completed and executed form of election to purchase attached hereto setting forth the number of Warrants to be exercised, together with the full Exercise Price of the Common Stock being purchased.

b.     Upon receipt of this Warrant Certificate with the exercise form duly executed, together with the Exercise Price in full, the Company shall make deliver of certificates evidencing the total number of shares of Common Stock issuable upon such exercise, in such names and denominations as are required for delivery to, or in accordance with the instructions of the Registered Owner. Such Common Stock certificates shall be deemed to be issued, and the person to whom such shares of Common Stock are issued of record shall be deemed to have become a holder of record of such shares of Common Stock, as of the date of the surrender of such Warrant Certificate and payment of the Exercise Price, whichever shall last occur; provided, that if the books of the Company with respect to the transfer of Common Stock are then closed, such shares shall be deemed to be issued, and the person to whom such shares of Common Stock are issued of record shall be deemed to have become a record holder of such shares, as of the date on which such transfer books of the company shall next be open (whether before, on, or after the expiration of the applicable Warrant Exercise Period). If this Warrant Certificate shall be surrendered for exercise within any period during which the transfer books for the Company’s Common Stock or other securities purchasable upon the exercise of Warrants are closed for any reason, the Company shall not be required to make deliver of certificates for the securities purchasable upon such exercise until the date of the reopening of said transfer books.

c.     Subject to Section (1)(b), if less than all the Warrants evidenced by this Warrant Certificate are exercised upon a single occasion, a new Warrant Certificate for the balance of the Warrants not so exercised shall be issued and delivered to, or in accordance with transfer instructions properly given by, the Registered Owner, until the expiration of the applicable Warrant Exercise Period.

d.     All Warrant Certificates surrendered upon exercise of Warrants shall be canceled.

e.     The Exercise Price shall be payable by (i) certified check or bank check payable to the order of, or bank wire transfer to, the Company, (ii) by cashless exercise through the cancellation of Warrants valued at the amount by which the Fair Market Value of the Common Stock subject to these Warrants exceeds the Exercise Price; or (iii) by cancellation of debt owed by the Company to the Registered Owner. For purposes of cashless exercise, Fair Market Value of the Common Stock shall be closing sale price of the Common Stock on the last trading day prior to exercise of the Warrants.

2.     Expiration of Warrant. Upon the expiration of the Warrant Exercise Period, each Warrant will, respectively, expire and become void and of no value.

3.     Taxes. The Registered Owner shall pay all documentary, stamp or similar taxes and other government charges that may be imposed with respect to the issuance or transfer of the Warrants, or the issuance, transfer or delivery of any shares of Common Stock upon the exercise of the Warrants.

4.     Mutilated or Missing Warrant Certificates. If this Warrant Certificate is mutilated, lost, stolen, or destroyed, the Company may, on such terms as to indemnity or otherwise as it may in its discretion impose (which shall, in the case of a mutilated Warrant Certificate, include the surrender thereof), and upon receipt of evidence satisfactory to the Company of such mutilation, loss, theft, or destruction, issue a substitute Warrant Certificate. Applicants for substitute Warrant Certificates shall comply with any reasonable regulations (and pay any reasonable charges) prescribed by the Company.

5.     Reservation of Shares. For the purpose of enabling the Company to satisfy its obligation to issue Common Stock upon the exercise the Warrants represented by this Warrant Certificate, the Company shall at all times reserve and keep available, free from preemptive rights, out of the aggregate of its authorized but unissued Common Stock, the full number of shares which may be issued upon the exercise of these Warrants; such shares of Common Stock shall upon issuance be fully paid, nonassessable, and free from all taxes, liens, charges, and security interests with respect to the issuance thereof.

6.     Adjustments.

a.     Adjustments for Stock Splits and Combinations. If the Company shall at any time or from time to time after the original issuance date of the Warrants (the “Issuance Date”), effect a stock split of the outstanding Common Stock, the Exercise Price shall be proportionately decreased. If the Company shall at any time or from time to time after the Issuance Date, combine the outstanding shares of Common Stock, the Exercise Price shall be proportionately increased.

b.     Adjustments for Dividends and Distributions in Shares of Common Stock. If the Company shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in shares of Common Stock, then, and in each event, the Exercise Price shall be decreased as of the time of such issuance or, in the event such record date shall have been fixed, as of the close of business on such record date, by multiplying the Exercise Price then in effect by a fraction:

(i)     the numerator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date; and

(ii)     the denominator of which shall be the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of Common Stock issuable in payment of such dividend or distribution;

provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

c.     Adjustment for Other Dividends and Distributions. If the Company shall at any time or from time to time after the Issuance Date, make or issue or set a record date for the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in assets (other than cash dividends payable out of earnings or surplus in the ordinary course of business) or equity or debt securities of the Company other than shares of Common Stock, then, and in each event, an appropriate revision to the applicable Exercise Price shall be made and provision shall be made (by adjustments of the Exercise Price or otherwise) so that the holders of Warrants shall receive upon exercise thereof, in addition to the number of shares of Common Stock receivable thereon, the amount of assets and/or the number of securities of the Company which they would have received had their Warrants been exercised into Common Stock immediately prior to such event and had thereafter, during the period from the date of such event to and including the exercise date, retained such assets and/or securities (together with any distributions payable thereon during such period), giving application to all adjustments called for during such period under this Section 6(b)(c) with respect to the rights of the holders of the Warrants; provided, however, that if such record date shall have been fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Exercise Price shall be adjusted pursuant to this paragraph as of the time of actual payment of such dividends or distributions.

d.     Adjustments for Reclassification, Exchange or Substitution. If the Common Stock issuable upon exercise of the Warrants at any time or from time to time after the Issuance Date shall be changed to the same or different number of shares of any class or classes of stock, whether by reclassification, exchange, substitution or otherwise (other than by way of a stock split or combination of shares or stock dividends provided for herein, or a reorganization, merger, consolidation, or sale of assets provided for herein), then, and in each event, an appropriate revision to the Exercise Price shall be made and provisions shall be made (by adjustments of the Exercise Price or otherwise) so that the holder of each Warrant shall have the right thereafter to exercise such Warrant into the kind and amount of shares of stock and/or other securities that such holder would have received had it exercised the Warrant held by it into Common Stock immediately prior to such reclassification, exchange, substitution or other change, all subject to further adjustment as provided herein.

e.     Adjustments for Reorganization, Merger, Consolidation or Sales of Assets. If at any time or from time to time after the Issuance Date there shall be a capital reorganization of the Company (other than by way of a stock split or combination of shares or stock dividends or distributions provided for herein, or a reclassification, exchange or substitution of shares provided for herein), or a merger or consolidation of the Company with or into another corporation or other entity, or the conveyance of all or substantially all of the assets of the Company to another corporation or other entity, immediately after such reorganization, merger, consolidation, or conveyance (an “Organic Change”), then as a part of such Organic Change an appropriate revision to the Exercise Price shall be made if necessary or appropriate and provision shall be made if necessary or appropriate (by adjustments of the Exercise Price or otherwise) so that the holder of each Warrant shall have the right thereafter to purchase the kind and amount of shares of stock and other securities or property of the Company or any successor corporation resulting from Organic Change.

f.     Adjustments for Issuance of Additional Shares of Common Stock. In the event the Company shall issue or sell any additional shares of Common Stock (otherwise than as provided in the foregoing subsections (a) through (e) of this Section 6, pursuant to Common Stock Equivalents (hereafter defined) granted or issued prior to the Issuance Date, or in accordance with Section 6(i) below) (the “Additional Shares of Common Stock”), at a price per share less than the Exercise Price, or without consideration, the Exercise Price then in effect upon each such issuance shall be adjusted to that price (rounded to the nearest cent) determined by multiplying the Exercise Price by a fraction:

(i)     the numerator of which shall be equal to the sum of (A) the number of shares of Common Stock outstanding immediately prior to the issuance of such Additional Shares of Common Stock plus (B) the number of shares of Common Stock (rounded to the nearest whole share) which the aggregate consideration for the total number of such Additional Shares of Common Stock so issued would purchase at a price per share equal to the then Exercise Price, and

(ii)     the denominator of which shall be equal to the number of shares of Common Stock outstanding immediately after the issuance of such Additional Shares of Common Stock;

No adjustment of the number of shares of Common Stock shall be made under Section 6(f) upon the issuance of any Additional Shares of Common Stock that are issued pursuant to the exercise of any warrants or other subscription or purchase rights or pursuant to the exercise of any conversion or exchange rights in any Common Stock Equivalents (as defined below), if any such adjustment shall previously have been made upon the issuance of such warrants or other rights or upon the issuance of such Common Stock Equivalents (or upon the issuance of any warrant or other rights therefore) pursuant to Section 6(g).

g.     Issuance of Common Stock Equivalents. The provisions of this Section 5(g) shall apply if (a) the Company, at any time after the Issuance Date, shall issue any securities convertible into or exchangeable for, directly or indirectly, Common Stock (“Convertible Securities”), or (b) any rights, warrants or options to purchase any such Common Stock or Convertible Securities (collectively, the “Common Stock Equivalents”) shall be issued or sold. If the price per share for which Additional Shares of Common Stock may be issuable pursuant to any such Convertible Securities or Common Stock Equivalents shall be less than the applicable Exercise Price then in effect, or if, after any such issuance of Convertible Securities or Common Stock Equivalents, the price per share for which Additional Shares of Common Stock may be issuable thereafter is amended or adjusted, and such price as so amended shall be less than the applicable Exercise Price in effect at the time of such amendment or adjustment, then the applicable Exercise Price upon each issuance of Convertible Securities or Common Stock Equivalents or amendment thereof shall be adjusted as provided in subsection (f) of this Section 6. No adjustment shall be made to the Exercise Price upon the issuance of Common Stock pursuant to the exercise, conversion or exchange of any Convertible Securities or Common Stock Equivalents where an adjustment to the Exercise Price was previously made as a result of the issuance or purchase of any Convertible Securities or Common Stock Equivalents.

h.     Consideration for Stock. In case any shares of Common Stock or Convertible Securities, or any Common Stock Equivalents, shall be issued or sold:

(i)     in connection with any merger or consolidation in which the Company is the surviving corporation (other than any consolidation or merger in which the previously outstanding shares of Common Stock of the Company shall be changed to or exchanged for the stock or other securities of another corporation and except as provided in Section 6 (i) below), the amount of consideration therefore shall be deemed to be the fair value, as determined reasonably and in good faith by the Board of Directors of the Company, of such portion of the assets and business of the nonsurviving corporation as such Board may determine to be attributable to such shares of Common Stock, Convertible Securities or Common Stock Equivalents, as the case may be; or

(ii)     in the event of any consolidation or merger of the Company in which the Company is not the surviving corporation or in which the previously outstanding shares of Common Stock of the Company shall be changed into or exchanged for the stock or other securities of another corporation, or in the event of any sale of all or substantially all of the assets of the Company for stock or other securities of any corporation, the Company shall be deemed to have issued a number of shares of its Common Stock for stock or securities or other property of the other corporation computed on the basis of the actual exchange ratio on which the transaction was predicated, and for a consideration equal to the fair market value on the date of such transaction of all such stock or securities or other property of the other corporation. If any such calculation results in adjustment of the applicable Exercise Price, or the number of shares of Common Stock issuable upon exercise of the Warrants, the determination of the applicable Exercise Price or the number of shares of Common Stock issuable upon exercise of the Warrants immediately prior to such merger, consolidation or sale, shall be made after giving effect to such adjustment of the number of shares of Common Stock issuable upon exercise of the Warrants. In the event any consideration received by the Company for any securities consists of property other than cash, the fair market value thereof at the time of issuance or as otherwise applicable shall be as determined in good faith by the Board of Directors of the Company. In the event Common Stock is issued with other shares or securities or other assets of the Company for consideration which covers both, the consideration computed as provided in this Section (6)(h) shall be allocated among such securities and assets as determined in good faith by the Board of Directors of the Company.

i.     Certain Issuances Excepted. Anything herein to the contrary notwithstanding, the Company shall not be required to make any adjustment to the Exercise Price upon the authorization or issuance of (i) securities issued in connection with the acquisition of a Target Company (hereinafter defined) approved by the Board of Directors through merger, stock-for-stock exchange, or similar transaction with the Company and/or one of its subsidiaries and securities issued to retain the personnel of the Target Company; (ii) securities issued pursuant to the conversion or exercise of convertible or exercisable securities issued or outstanding on or prior to the Issuance Date (so long as the conversion or exercise price in such securities are not amended to lower such price and/or adversely affect the holders); and (iii) securities issued or granted pursuant to the Company’s 2012 Stock Incentive Plan or any subsequent equity compensation plans approved by the Company’s Board of Directors or Compensation Committee. The term “Target Company” shall mean an entity which at the time of the acquisition was engaged in the mortgage brokerage or mortgage banking business.

7.     No Fractional Warrants or Shares. The Company shall not be required to issue fractions of Warrants upon the reissue of Warrants, any adjustments as described in Section 6 hereof, or otherwise, but the Company in lieu of issuing any such fractional interest, shall pay the Registered Owner in cash on the basis of the current market value of any fractional interest as determined by the Company.

8.     Rights of Registered Owner. The Registered Owner, as such, shall not have any rights of a shareholder of the company, either at law or equity, and the rights of the Registered Owner, as such, are limited to those rights expressly provided in this Warrant Certificate. The Company may treat the Registered Owner in respect of any Warrant Certificate as the absolute owner thereof for all purposes notwithstanding any notice to the contrary.

9.     Transfer and Assignment. This Warrant is not transferrable or assignable, in whole or in part, by the Registered Owner, except with the written consent of the Company, which consent shall not be unreasonably withheld. Any permitted transfer or assignment shall be effected by the Registered Owner (i) completing and executing the form of assignment at the end hereof and (ii) surrendering this Warrant Certificate with such duly completed and executed assignment form for cancellation, accompanied by funds sufficient to pay any transfer tax, at the principal executive office of the Company; whereupon the Company shall issue, in the name or names specified by the Holder (including the Holder) a new Warrant Certificate or Certificates of like tenor with appropriate legends restricting transfer under the Securities Act of 1933, as amended (the “Act”) and representing in the aggregate rights to purchase the same number of Shares as are purchasable hereunder. Prior to due presentment for transfer or assignment hereof, the Company may treat the Registered Owner as the absolute owner hereof and of each Warrant represented hereby (notwithstanding any notations of ownership or writing hereon made by anyone other than a duly authorized officer of the Company) for all purposes and shall not be affected by any notice to the contrary.

10.     Exchange of Warrant Certificate. This Warrant Certificate, when surrendered at the principal executive office of the Company by the Registered Owner in person or by attorney duly authorized in writing, may be exchanged for any other Warrant Certificate of different denominations, of like tenor and representing in the aggregate the right to purchase a like number of shares.

IN WITNESS WHEREOF, the Company has caused this Warrant Certificate to be duly executed by an officer of the Company thereunto duly authorized this 13th day of March 2014.

PSM Holdings, Inc.

By /s/ Jeffrey R. Smith
Jeffrey R. Smith, Executive Vice-President

EXERCISE FORM

The undersigned Registered Owner hereby irrevocably elects to exercise _______ Warrants represented by this Warrant Certificate, and to purchase the shares of Common Stock of PSM Holdings, Inc., a Delaware corporation issuable upon the exercise of such Warrants, and requests that certificates for such shares shall be issued in the name of:

________________________________

________________________________

________________________________

________________________________

(Please print or type name and address)

and be delivered to:

________________________________

________________________________

________________________________

________________________________

(Please print or type name and address)

Please insert social security or other identifying number: _______________________

By executing this Exercise Form, the undersigned confirms that he, she or it is an “accredited investor” as defined in Rule 501(a) of Regulation D promulgated by the U.S. Securities and Exchange Commission.

If such number of Warrants shall not be all of the Warrants evidenced by the Warrant Certificate, a new Warrant Certificate for the balance of such Warrants be registered in the name of and delivered to, the Registered Owner at the address stated below.

IMPORTANT: The name of the person exercising this Warrant must correspond with the name of the Registered Owner written on the face of this Warrant Certificate in every particular, without alteration or any change whatever, unless it has been assigned by completing the Assignment form below.

Dated: ________________, 201___	____________________________________
Signature of Registered Owner
____________________________________
____________________________________
____________________________________
(Please Print Address)

ASSIGNMENT FORM

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

________________________________

________________________________

________________________________

________________________________

(Please print or type name and address)

Please insert social security or other identifying number: _______________________

________________ of the Warrants represented by this Warrant Certificate, and hereby irrevocably constitutes and appoints any officer of PSM Holdings, Inc., a Delaware corporation (the “Company”), or its transfer agent and registrar as lawful Attorney to transfer this Warrant Certificate on the books of the Company, with full power of substitution in the premises.

Dated: ________________, 201___	____________________________________
Signature of Registered Owner

IMPORTANT: Every registered owner of this Certificate must sign it to assign or otherwise transfer Warrants. The above signature or signatures must correspond with the name or names written on the face of this Warrant Certificate in every particular, without alteration, enlargement or any change whatever.